                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                  Langer, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.02 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   515707107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                November 1, 2001
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

----------------------------------------                                       -------------------------------------
CUSIP NO. 515707107                                                                               Page 2 of 10 Pages
----------------------------------------                                       -------------------------------------

--------------------------------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1        Leo Holdings, LLC

--------------------------------------------------------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                 (a) [X}
2                                                                                                          (b) [ ]

--------------------------------------------------------------------------------------------------------------------

         SEC USE ONLY
3

--------------------------------------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION

4
         Delaware
--------------------------------------------------------------------------------------------------------------------
                                SOLE VOTING POWER
                         5
                                0
NUMBER OF             ----------------------------------------------------------------------------------------------
SHARES                          SHARED VOTING POWER
BENEFICIALLY             6
OWNED BY                        333,333
EACH                  ----------------------------------------------------------------------------------------------
REPORTING                       SOLE DISPOSITIVE POWER
PERSON                   7
WITH                            0
                      ----------------------------------------------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                         8
                               333,333
--------------------------------------------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9                              333,333
--------------------------------------------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                               [ ]

--------------------------------------------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11
         7.4%
--------------------------------------------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*

12
         OO
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

----------------------------------------                                       -------------------------------------
CUSIP NO. 515707107                                                                               Page 3 of 10 Pages
----------------------------------------                                       -------------------------------------

--------------------------------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1        Narragansett Offshore, Ltd.

--------------------------------------------------------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [X]
2                                                                                                     (b) [ ]

--------------------------------------------------------------------------------------------------------------------
         SEC USE ONLY
3
--------------------------------------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
4
         Cayman Islands

--------------------------------------------------------------------------------------------------------------------
                                SOLE VOTING POWER

                         5      0
NUMBER OF             ----------------------------------------------------------------------------------------------
SHARES                          SHARED VOTING POWER
BENEFICIALLY
OWNED BY                 6      223,333
EACH                  ----------------------------------------------------------------------------------------------
REPORTING                       SOLE DISPOSITIVE POWER
PERSON
WITH                     7      0
                      ----------------------------------------------------------------------------------------------
                                SHARED DISPOSITIVE POWER

                         8      223,333
--------------------------------------------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9                               223,333
--------------------------------------------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                           [ ]

--------------------------------------------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11
         5%
--------------------------------------------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*

12
         CO
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

----------------------------------------                                       -------------------------------------
CUSIP NO. 515707107                                                                               Page 4 of 10 Pages
----------------------------------------                                       -------------------------------------

--------------------------------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
1        Mr. Joseph L. Dowling III

--------------------------------------------------------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                        (a) [X]
2                                                                                                 (b) [ ]

--------------------------------------------------------------------------------------------------------------------
         SEC USE ONLY
3

--------------------------------------------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
4
          United States

--------------------------------------------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        5
                               0
NUMBER OF             ----------------------------------------------------------------------------------------------
SHARES                         SHARED VOTING POWER
BENEFICIALLY            6
OWNED BY                       333,333
EACH                  ----------------------------------------------------------------------------------------------
REPORTING                      SOLE DISPOSITIVE POWER
PERSON                  7
WITH                           0
                      ----------------------------------------------------------------------------------------------
                               SHARED DISPOSITIVE POWER
                        8
                               333,333
--------------------------------------------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9                              333,333
--------------------------------------------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                       [ ]

--------------------------------------------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
         7.4%
--------------------------------------------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON*
12
         IN
--------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 10 Pages

Item 1(a).      Name of Issuer: Langer, Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices: 450 Commack Road, Deer Park, NY 11729.

Item 2(a, b, c) Name of Person Filing, Address of Principal Business Office,
                Citizenship.

                This statement is filed by;

                (i) Narragansett Offshore, Ltd., a Cayman Islands corporation ("Narragansett Offshore"), with respect to shares of Common Stock beneficially owned by it. The principal business office of Narragansett Offshore is at 3rd Floor, Harbour Centre, P.O. Box 30362 SMB, George Town, Grand Cayman, Cayman Islands.

                (ii) Leo Holdings, LLC, a Delaware limited liability company (the "Investment Manager"), which serves as investment manager to and has investment discretion over the securities held by Narragansett Offshore and Narragansett I, LP, a Delaware limited partnership ("Narragansett Partners") with respect to shares of Common Stock beneficially owned by Narragansett Offshore and Narragansett Partners. The principal business office of the Investment Manager is at 153 East 53rd Street, New York, New York 10022.

                (iii) Mr. Joseph L. Dowling III ("Mr. Dowling"), a citizen of the United States, who serves as the managing member of the Investment Manager and as the managing member of the general partner of Narragansett Partners with respect to shares of Common Stock beneficially owned by the Narragansett Offshore and Narragansett Partners. The principal business office of Mr. Dowling is at 153 East 53rd Street, New York, New York 10022.

                The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(d). Title of Class of Securities: Common Stock, $0.02 par value per share (the "Common Stock")

Item 2(e).      CUSIP Number:     515707107

Item 3.         Not Applicable.

                                                              Page 6 of 10 Pages


Item 4.         Ownership.

                1.    Narragansett Offshore, Ltd.


                     (a)  Amount beneficially owned: 223,333 shares.

                     (b)  Percent of class: 5%. (The percentage of common stock reported as beneficially owned is based upon 4,424,255 shares outstanding, which consists of the sum of (i) 4,200,922 Shares outstanding as at November 2, 2001; and (ii) 223,333 shares issuable to Narragansett Offshore upon conversion of the Convertible Subordinated Note acquired by Narragansett Offshore on November 1, 2001.

                     (c) Number of shares as to which such person has:

                         (i)   Sole power to vote or to direct the vote: -0-
                         (ii)  Shared power to vote or to direct the vote:
                               223,333
                         (iii) Sole power to dispose or to direct the
                               disposition of: -0-
                         (iv) Shared power to dispose or to direct the disposition of: 223,333

                2.   Leo Holdings, LLC

                     (a)   Amount beneficially owned: 333,333 shares.
                     (b)   Percent of class: 7.4%. (The percentage of common
                             stock reported as beneficially owned is based
                             upon 4,534,255 shares outstanding, which
                             consists of the sum of (i) 4,200,922 Shares
                             outstanding as at November 2, 2001; and (ii)
                             333,333 shares issuable to Narragansett Offshore and Narragansett Partners upon conversion of the Convertible Subordinated Notes acquired by Narragansett Offshore and Narragansett Partners on November 1, 2001.
                     (c)     Number of shares as to which such person has:
                             (i)   Sole power to vote or to direct the vote: -0-
                             (ii)  Shared power to vote or to direct the vote:
                                   333,333
                             (iii) Sole power to dispose or to direct the
                                   disposition of: -0-
                             (iv) Shared power to dispose or to direct the disposition of: 333,333

                3.   Mr. Joseph L. Dowling III

                     (a)   Amount beneficially owned: 333,333 shares.
                     (b)   Percent of class: 7.4%. (The percentage of common
                             stock reported as beneficially owned is based upon 4,534,255 shares outstanding, which consists of the sum of (i) 4,200,922 Shares outstanding as at November 2, 2001; and (ii) 333,333 shares issuable to Narragansett Offshore and Narragansett Partners upon conversion of the Convertible Subordinated

                                                              Page 7 of 10 Pages

                             Notes acquired by Narragansett Offshore and Narragansett Partners on November 1, 2001.

                     (c)   Number of shares as to which such person has:
                           (i)   Sole power to vote or to direct the vote: -0-
                           (ii)  Shared power to vote or to direct the vote:
                                 333,333
                           (iii) Sole power to dispose or to direct the
                                 disposition of: -0-
                           (iv) Shared power to dispose or to direct the disposition of: 333,333

      The common stock reported on this statement is beneficially owned by virtue of the purchase by Narragansett Offshore and Narragansett Partners of $2,000,000 in principal amount of the 4% Convertible Subordinated Notes (the "Notes") issued by the Issuer on November 1, 2001. Holders of the Notes, including the Reporting Persons, have the right to convert the Notes and thereby acquire Common Stock at the conversion price of $6 per share. The Issuer has filed the form of Note and certain related documents with the Securities and Exchange Commission as exhibits to the Issuer's Current Report on Form 8-K filed on November 12, 2001.

Item 5.     Ownership of Five Percent or less of a Class:

            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Narragansett Partners has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 110,000 of the Shares reported in this Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

                                                              Page 8 of 10 Pages


Item 10.    Certifications.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.



                            [SIGNATURE PAGE FOLLOWS:]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2001



                                      /s/ Joseph L. Dowling III
                                      -----------------------------------------
                                      Joseph L. Dowling III, individually and
                                      as managing member of Leo Holdings, LLC,
                                      on behalf of itself and as the investment
                                      manager of Narragansett Offshore, Ltd.


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                             Page 10 of 10 Pages


                                    Exhibit 1


              JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


Dated: November 12, 2001



                                       /s/ Joseph L. Dowling III
                                       -----------------------------------------
                                       Joseph L. Dowling III, individually and
                                       as managing member of Leo Holdings, LLC,
                                       on behalf of itself and as the investment
                                       manager of Narragansett Offshore, Ltd.